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                                                                 Exhibit (c)(1)


                   [HOULIHAN LOKEY HOWARD & ZUKIN LETTERHEAD]

May 30, 2002
The Special Committee of the Board Directors
Dave & Buster's, Inc.
2481 Manana Drive
Dallas, TX 75220

Dear Members of the Special Committee:

     We understand that Dave & Buster's, Inc. (hereinafter the "Company") is considering entering into an Agreement and Plan of Merger pursuant to which affiliates of Investcorp International, Inc. ("Investcorp") would commence a tender offer for all of the outstanding common stock of the Company at a purchase price of $12.00 per share (the "Offer"). In the event that at least 80% of the Company's outstanding shares (determined on a fully diluted basis) are tendered to Investcorp, Investcorp would effectuate a merger between the Company and a newly created acquisition entity, D&B Acquisition Sub, Inc. ("Newco") (the "Merger"). In connection with the Merger, the Company's shareholders would receive $12.00 per share in exchange for their shares of Company common stock. We further understand that it is Investcorp's intent to complete the Merger, subject to a financing condition, provided that at least 66.66% of the Company's shares are tendered in the Offer. We further understand that certain management shareholders of the Company, including the Company's founders, will participate as buyers in the Merger though a roll-over of approximately $13 million of the Company's common stock held by such management shareholders. The Offer, the resulting Merger, and other related transactions disclosed to us are referred to collectively herein as the "Transaction." It is our understanding that the Company has formed a Special Committee of the Board of Directors (the "Special Committee") to consider certain matters relating to the Transaction.

     You have requested our opinion (the "Opinion") as to the matters set forth below. This Opinion does not address the Company's underlying business decision to effect the transactions; nor does it constitute a recommendation to any shareholder as to whether they should tender in connection with the Transaction. Houlihan Lokey has no obligation to update the Opinion. At the request of the Special Committee, we have not negotiated any portion of the Transaction.

     In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

          1. reviewed the Company's annual reports to shareholders on Form 10-K for the three fiscal years ended on or about January 31, 2002, a draft of the quarterly report on Form 10-Q for the quarter ended May 5, 2002, Company-prepared internal financial statements for the five fiscal years ended on or about January 31, 2002 and interim draft financial statements for the three month period ended May 5, 2002, which the Company's management has identified as being the most current financial statements available;

          2. reviewed copies of the Agreement and Plan of Merger dated as of May 30, 2002 by and among the Company, D&B Acquisition Sub, Inc. and D&B Holdings I, Inc.;

                  [ADDRESSES OF HOULIHAN LOKEY HOWARD & ZUKIN]
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The Special Committee of the Board of Directors
of Dave & Buster's, Inc.
May 30, 2002                                                                 -2-

          3. met with and held discussions with certain members of the senior management of the Company to discuss the operations, financial condition, future prospects and projected operations and performance of the Company, and met with and held discussions with the Special Committee and its counsel regarding the Transaction and related matters;

          4. visited certain facilities and business offices of the Company;

          5. reviewed forecasts and projections prepared by the Company's management with respect to the Company for the years ending on or about January 31, 2003 through 2012;

          6. reviewed the historical market prices and trading volume for the Company's publicly traded securities;

          7. reviewed certain other publicly available financial data for certain companies that we deem comparable to the Company, and publicly available prices and premiums paid in other transactions that we considered similar to the Transaction;

          8. reviewed various documents related to the Transaction including financing commitments and a Form of Guarantee from Investcorp; and

          9. conducted such other studies, analyses and inquiries as we have deemed appropriate.

     We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company, and that there has been no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent financial statements made available to us.

     We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company and do not assume any responsibility with respect to it. Furthermore, we have assumed that all such information was complete and accurate in all material respects, that no material changes occurred in the information reviewed between the date the information was provided and the date of this Opinion and that there were no facts or information regarding the Company that would cause the information supplied to us to be incomplete or misleading in any material respect. We have not made any physical inspection or independent appraisal of any of the properties or assets of the Company. Our Opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter. We have not assumed any obligation to update the Opinion. This Opinion is solely for the use and benefit of the Special Committee and the Board of Directors of the Company.

     Based upon the foregoing, and in reliance thereon, it is our opinion that the consideration to be received by the unaffiliated stockholders of the Company in connection with the Offer and the Merger is fair to them from a financial point of view.

/s/ HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.
HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.